UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Air Transport Services Group, Inc.
(Name of Issuer)
Common Stock, Par Value $.01 per share
(Title of Class of Securities)
00922R105
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00922R105

1	NAMES OF REPORTING PERSONS Prescott Group Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		7,112,892

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,112,892

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,112,892

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
**SEE ITEM 4(b).

CUSIP No.	00922R105

1	NAMES OF REPORTING PERSONS Prescott Group Aggressive Small Cap, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,112,892

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,112,892

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,112,892

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	00922R105

1	NAMES OF REPORTING PERSONS Prescott Group Aggressive Small Cap II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Oklahoma

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,112,892

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,112,892

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,112,892

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	00922R105

1	NAMES OF REPORTING PERSONS Phil Frohlich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		7,112,892

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,112,892

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,112,892

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.2%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 2 (this “Amendment”) to the Schedule 13G/A filed on February 10, 2009 (the “Schedule 13G/A”) is being filed on behalf of Prescott Group Capital Management, L.L.C., an Oklahoma limited liability company (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P., an Oklahoma limited partnership (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P., an Oklahoma limited partnership (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”), and Mr. Phil Frohlich, the principal of Prescott Capital, relating to shares of Common Stock, Par Value $.01 per share (the “Common Stock”), of Air Transport Services Group, Inc., a Delaware corporation (the “Issuer”).
This Amendment relates to shares of Common Stock of the Issuer purchased by the Small Cap Funds through the account of Prescott Group Aggressive Small Cap Master Fund, G.P., an Oklahoma general partnership (“Prescott Master Fund”), of which the Small Cap Funds are general partners. Prescott Capital serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the 7,112,892 shares of Common Stock held by the Master Fund. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 7,112,892 shares of Common Stock held by Prescott Master Fund.
This Amendment amends and restates the Schedule 13G/A as follows.

Item 1(a)	Name of Issuer.

Air Transport Services Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

145 Hunter Drive Wilmington, Ohio 45177

Item 2(a)	Name of Person Filing.

Prescott Group Capital Management, L.L.C. (“Prescott Capital”), Prescott Group Aggressive Small Cap, L.P. (“Prescott Small Cap”), Prescott Group Aggressive Small Cap II, L.P. (“Prescott Small Cap II” and, together with Prescott Small Cap, the “Small Cap Funds”) and Mr. Phil Frohlich.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

1924 South Utica, Suite 1120 Tulsa, Oklahoma 74104-6529

Item 2(c)	Citizenship or Place of Organization.

Prescott Capital is an Oklahoma limited liability company. The Small Cap Funds are Oklahoma limited partnerships. Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, Par Value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

00922R105

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a) Prescott Capital is the beneficial owner of 7,112,892 shares of Common Stock and Mr. Phil Frohlich is the beneficial owner of 7,112,892 shares of Common Stock.

(b)  Prescott Capital and Mr. Phil Frohlich are the beneficial owners of 11.2% of the outstanding shares of Common Stock. This percentage is determined by dividing 7,112,892 by 63,460,734, the number of shares of Common Stock issued and outstanding as of November 12, 2009, as reported in the Issuer’s 10-Q filed on November 13, 2009.

(c)  Prescott Capital, as the general partner of the Small Cap Funds, the general partners of Prescott Master Fund, may direct the Small Cap Funds to direct the vote and disposition of the 7,112,892 shares of Common Stock held by Prescott Master Fund. As the principal of Prescott Capital, Mr. Phil Frohlich may direct the vote and disposition of the 7,112,892 shares of Common Stock held by Prescott Master Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 12, 2010, between Prescott Capital, the Small Cap Funds and Mr. Phil Frohlich.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2010

Prescott Group Capital Management, L.L.C.
By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap, L.P.
By:	Prescott Group Capital Management, L.L.C., its general partner
By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

Prescott Group Aggressive Small Cap II, L.P.
By:	Prescott Group Capital Management, L.L.C., its general partner
By:	/s/ Phil Frohlich
PHIL FROHLICH, Managing Member

/s/ Phil Frohlich
Phil Frohlich